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                                                                    Exhibit 99.1



(51job LOGO)



FOR IMMEDIATE RELEASE

CONTACT:

Linda Chien
Investor Relations
51job, Inc.
(+86-21) 5292-0720
investor.relations@51job.com


      51JOB, INC. ANNOUNCES CONFERENCE CALL TO DISCUSS RECENT DEVELOPMENTS

                Provides Updated Guidance for Fourth Quarter 2004


SHANGHAI, JANUARY 18, 2005 - 51JOB, INC. (NASDAQ: JOBS), a leading provider of integrated human resource services in China, announced today a conference call to discuss the following recent developments:

     -    Softness in sales for the latter part of the month of December 2004
     -    Exit of the peripheral stationery and office supplies business
     -    Updated guidance for the fourth quarter of 2004


SALES SOFTNESS IN THE LATTER PART OF DECEMBER

The Company reports that slow sales during the latter part of the month of December would contribute to weaker fourth quarter 2004 revenues. Rick Yan, President and Chief Executive Officer of 51job, Inc., commented, "Sales in the latter part of December were lower than we expected. We do not believe that there has been any change to the competitive landscape or the state of the Chinese economy. Based on our conversations with customers, we think that the softness in December sales is likely a result of human resource managers depleting their budgets earlier in the year."


EXIT OF THE STATIONERY AND OFFICE SUPPLIES BUSINESS

In late November 2004, the Company discontinued the sale of stationery and other office supplies to its business customers. A non-core product offering included in other human resource related

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51job, Inc. Announces Conference Call to Discuss Recent Developments
January 18, 2005
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services and first offered by 51job in mid-2003, this business had not contributed a material amount to total revenues for the Company since its inception. The office supplies business is estimated to have accounted for less than 3% of total revenues for the nine months ended September 30, 2004. The loss in revenue contribution from the discontinuation of this business is estimated to have been approximately RMB3 million in the fourth quarter.


UPDATE ON FOURTH QUARTER 2004 GUIDANCE

The Company now expects fourth quarter total revenues to be between RMB117 and RMB121 million, compared with RMB140 million, the low-end of its previous forecasted range. In addition to the recent developments described above, the revised guidance incorporates a timing adjustment on revenues for the online recruitment services segment. The Company estimates that approximately RMB2 to RMB3 million of online recruitment services revenues that were originally reflected in the third quarter to be included in the fourth quarter. The Company now preliminarily expects fully diluted earnings per common share to be between RMB0.24 and RMB0.27, compared with its previous forecasted range of RMB0.42 and RMB0.44. Despite the revised fourth quarter guidance, the Company estimates that 2004 total revenues and net income will represent significant growth rates of more than 60% and approximately 90%, respectively, over 2003 levels.

Mr. Yan concluded, "Although we are disappointed with our estimated fourth quarter results, we currently do not foresee the circumstances that affected fourth quarter performance to take place in the first quarter of 2005. Our operations across the board remain on track and we continue to execute our proven business model. We strongly believe that 2005, like years past, will be a successful one for us."


CONFERENCE CALL INFORMATION

Management of 51job will host a conference call at 8:30 a.m. Eastern Standard Time on January 18, 2005 (9:30 p.m. Shanghai / Hong Kong time zone on January 18, 2005) to discuss these recent developments. The call will be available live and on replay at in the "Investor Relations" section of 51job's website at www.51job.com or directly at ir.51job.com for U.S.-based participants. Please go to the website at least fifteen minutes early to register, download and install any necessary audio software. Participants may also dial into the teleconference at +1-800-263-8506

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51job, Inc. Announces Conference Call to Discuss Recent Developments
January 18, 2005
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(+1-719-457-2681 for international callers) and provide the passcode 9046904. An audio replay will be available through January 25, 2005, by calling +1-888-203-1112 (+1-719-457-0820 for international callers) and entering the passcode 9046904.


ABOUT 51JOB

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in Career Post Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, proprietary software applications, business process outsourcing and salary surveys. 51job's nationwide network in China spans 19 cities with local editions of Career Post Weekly and Hong Kong.


SAFE HARBOR STATEMENT

Statements in this press release concerning 51job's future business, operating results and financial condition are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management's current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company's actual results include, but are not limited to, market acceptance of its services; its ability to expand into other recruitment and human resource services; its ability to control operating costs and expenses; its potential need for additional capital and the availability of such capital; changes in its management team and other key personnel; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; and

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51job, Inc. Announces Conference Call to Discuss Recent Developments
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fluctuations in general economic conditions. Further information on these and other potential factors that could affect the Company's financial results may be found in the Company's filings with the Securities and Exchange Commission. 51job undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.


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